

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2017

Via E-mail
Garth B. Jensen, Esq.
Sherman & Howard L.L.C.
633 17th St., Ste. 3000
Denver, Colorado 80202

> **Re: Advanced Emissions Solutions, Inc.**
> **Schedule TO-I**
> **Filed May 8, 2017**
> **File No. 005-87576**

Dear Mr. Jensen:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1.   We note that the Offer was commenced on May 8, 2017 and expires at 5:00 p.m. "New York City Time" on June 5, 2017. It appears that the Offer expires before expiration of the twentieth business day following the commencement of the Offer. Please revise the Offer to extend the expiration date until a date and time no earlier than 12:00 a.m. on June 6, 2017. Note that May 29, 2017 is not a business day. Refer to Exchange Act Rule 14e-1(a) and 13e-4(a)(3) for additional guidance on the definition of "business day."

2.   We note the disclosure that "[a]ssuming that the maximum of 925,000 shares are tendered in the Offer at the maximum purchase price of $10.80 per share, the aggregate purchase price will be approximately $10.0 million." Please disclose the minimum aggregate consideration to be paid if the determined purchase price is at the bottom of the range. Refer to footnote 64 of Exchange Act Release No. 23421 (July 11, 1986).

3.   We note the disclosure on page 15 that "[b]ecause of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer *until up to ten business days after the Expiration Time*." Please advise us how this is consistent with the Company's obligations under Exchange Act Rules 13e-4(f)(5) and 14e-1(c). In responding to this comment please refer to Exchange Act Release No. 43069 (July 31, 2000) and the text accompanying footnote 45.

4.   We note the disclosure on page 23 that holders "may also withdraw [their] previously tendered shares at any time *after* 12:00 midnight, New York City time, on June 5, 2017, unless such shares have been accepted for payment as provided in the Offer." With a view towards disclosure, please advise us how such post-expiration withdrawal rights would not interfere with the Company's ability to determine the final proration factor referenced in the preceding comment. In addition, we note that the Expiration Time is 5:00 p.m., New York City time, on June 5, 2017, not 12:00 midnight, New York City time, on June 5, 2017. Please revise accordingly.

Conditions of the Tender Offer, page 26

5.   We note the condition described in the fifth bullet on page 26 point relating to "a decrease in excess of 10% in the market price for the shares or in the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the NASDAQ Composite Index or the S&P 500 Composite Index." We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. Please revise to indicate a particular date against which the 10% decrease in the market price will be measured.

6.   Refer to the first bullet point on page 27. We note that the condition will be triggered if in the reasonable judgment of the Company certain tax consequences would "adversely affect" the Company or any of its affiliates. We note that other conditions in this section are triggered to the extent certain events "*materially* and adversely affect" (emphasis added) the Company's business, properties, etc. With a view towards disclosure, please advise us what consideration the Company gave to qualifying the tax condition in a similar manner.

7.   Refer to our preceding comment and the fourth bullet point on page 27 relating to a threatened action that "results in a delay" in the Company's ability to accept for payment or pay for some or all of the shares. With a view towards disclosure, please advise us what consideration the Company gave to qualifying this particular condition in a similar

manner to that referenced in the preceding comment. We note that the standard of "*materially* adversely affect" is used elsewhere in this particular condition.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions